EXHIBIT 99.5

FORM OF AMENDMENT TO

STOCK OPTION GRANT NOTICE

AND

STOCK OPTION AGREEMENT

UNDER

MAKARA, INC. 2008 EQUITY INCENTIVE PLAN, AS AMENDED

November 19, 2010

Red Hat, Inc. (“Red Hat”) has acquired Makara, Inc. (the “Makara”) by way of a merger of Mars I Acquisition Corporation, a wholly-owned subsidiary of Red Hat, into Makara (the “Merger”). All vested options outstanding under the Makara, Inc. 2008 Equity Incentive Plan (the “Plan”) immediately prior to the effective time of the Merger were cancelled in exchange for cash payments as set forth in the agreement evidencing the Merger. All unvested options outstanding under the Plan at the effective time of the Merger (“Unvested Options”) were assumed by Red Hat in connection with the Merger, and an amendment to the Plan has been approved by the Red Hat Board of Directors (“Plan Amendment 1”) and the Red Hat Compensation Committee (“Plan Amendment 2”) (together, the “Plan Amendment”). The Stock Option Grant Notice and Stock Option Agreement (together, the “Award Agreement”) evidencing your Unvested Option are amended as follows to give effect to the assumption of the Unvested Option in the Merger:

1. All references in the Award Agreement to the “Company” are revised to be references to Red Hat rather than Makara or OSS-1701, Inc.

2. As shown on the attached summary, the Unvested Option will be exercisable (when vested) for a number of whole shares of common stock of Red Hat, par value $0.0001 per share (“Red Hat Common Stock”) equal to the number of shares of common stock of Makara, par value $0.0001 per share (“Makara Common Stock”) that would have been issuable upon exercise of such Unvested Option immediately prior to the effective time of the Merger multiplied by .038589 (the “Conversion Ratio”), rounded down to the nearest whole number of shares of Red Hat Common Stock.

Example: If the Unvested Option would have been exercisable (when it vests) for Ten Thousand (10,000) shares of Makara Common Stock immediately prior to the effective time of the Merger, then the Unvested Option will be exercisable (when it vests) for Three Hundred Eighty Five (385) shares of Red Hat Common Stock at the effective time of the Merger.

3. As shown on the attached summary, the exercise price per share of Red Hat Common Stock issuable upon exercise of an Unvested Option will be equal to the exercise price per share of Makara Common Stock for which the Unvested Option would have been exercisable (when vested) immediately prior to the effective time of the Merger divided by the Conversion Ratio, rounded up to the nearest whole cent.

Example: If the exercise price per share of Makara Common Stock applicable to an Unvested Option immediately prior to the effective time of the Merger was Eleven Cents ($.11), then the exercise price per share of Red Hat Common Stock applicable to the Unvested Option at the effective time of the Merger is Two Dollars and Eighty Five Cents ($2.85).

4. All references in the Award Agreement to the “Plan Administrator” are revised to be references to the the Compensation Committee of the Board of Directors of Red Hat, Inc. rather than the Board of Directors of Makara or OSS-1701, Inc.

5. All other terms and conditions of the Unvested Option in effect immediately prior to the effective date of the Merger will be subject to the Award Agreement, the Plan and the Plan Amendment.